FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

A2Z Technologies Canada Corp. ("**A2Z**" or the "**Company**")
1600 – 609 Granville Street,
Vancouver, British Columbia V7Y 1C3

Item 2 Date of Material Change

January 30, 2020

Item 3 News Release

A news release announcing the material change referred to in this report was disseminated on January 30, 2020 and subsequently filed on SEDAR at www.sedar.com.

Item 4 Summary of Material Change

On January 30, 2020, the Company closed a non-brokered private placement of 833,336 units of the Company (the "**Units**") at price of $0.60 per Unit. Each Unit is comprised of one common share and one common share purchase warrant (each, a "**Warrant**"). Each Warrant is exercisable for one common share at a price of $0.65 for a period of 24 months.

5.1 Full Description of Material Change

On January 30, 2020, the Company closed a non-brokered private placement of 833,336 Units at price of $0.60 per Unit. Each Unit is comprised of one common share and one Warrant. Each Warrant is exercisable for one common share at a price of $0.65 for a period of 24 months.

The Company will use the net proceeds of the Placement for marketing, and general working capital purposes.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

No significant facts have been omitted from this report.

Item 8 **<u>Executive Officer</u>**

Robert Chisholm, Chief Financial Officer
Telephone: 778-331-4309

Item 9 **<u>Date of Report</u>**

February 7, 2020

Forward-Looking Information: This material change report contains "forward-looking information" within the meaning of applicable securities laws relating to statements regarding the intended use of the proceeds of the Private Placement. Although the Company believes that the expectations reflected in the forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking information. Such forward-looking statements are subject to risks and uncertainties that may cause actual results, performance and developments to differ materially from those contemplated by these statements depending on, among other things, the risks that the proceeds of the Private Placement may be used other than as set out in this material change report. Except as required by law, the Company expressly disclaims any obligation and does not intend to update any forward-looking statements or forward-looking information in this material change report. Although the Company believes that the expectations reflected in the forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct and makes no reference to profitability based on sales reported. The statements in this material change report are made as of the date of this report.